SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 18)




                               ETHYL CORPORATION
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)


                                  297659-10-4
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement:

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Floyd D. Gottwald, Jr.

2)  Check the appropriate Box if a Member of a Group

    (a)

    (b)       X


3)  SEC Use Only


4)  Citizenship or Place of Organization   U.S.


Number of       (5)  Sole Voting Power    5,212,849.790
Shares Bene-
 ficially       (6)  Shared Voting Power   1,034,856
Owned by

Each Repor-     (7)  Sole Dispositive Power   5,212,849.790
 ting Person
With            (8)  Shared Dispositive Power   1,034,856


9)  Aggregate Amount Beneficially Owned by Each Reporting Person 6,247,705.790

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares 316,755 shares held by foundation, 4,255,098 shares held by adult sons

11)  Percent of Class Represented by Amount in Row (9)   5.27%

12)  Type of Reporting Person      IN


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


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 18)


                               ETHYL CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  297659-10-4
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement:

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

      Bruce C. Gottwald

2)  Check the appropriate Box if a Member of a Group

    (a)

    (b)       X


3)  SEC Use Only


4)  Citizenship or Place of Organization   U.S.


Number of       (5)  Sole Voting Power   4,993,474.502
Shares Bene-
 ficially       (6)  Shared Voting Power   615,839
Owned by

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



Each Repor-     (7)  Sole Dispositive Power   4,993,474.502
 ting Person
With            (8)  Shared Dispositive Power   615,839


9)  Aggregate Amount Beneficially Owned by Each Reporting Person 5,609,313.502


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     316,755 shares held by foundation, 4,689,013.751 shares held by adult sons

11)  Percent of Class Represented by Amount in Row (9)   4.74%


12)  Type of Reporting Person      IN



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



Item 1(a)                  Name of Issuer:
                           --------------

                           ETHYL CORPORATION

Item 1(b)                  Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                           330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)                  Name of Person Filing:
                           ---------------------

                           Floyd D. Gottwald, Jr. and B. C. Gottwald

Item 2(b)                  Address of Principal Business Office or, if None,
                           -------------------------------------------------
                           Residence:
                           ---------

                           330 South Fourth Street, Richmond, Virginia  23219

Item 2(c)                  Citizenship:
                           -----------

                           U.S.

Item 2(d)                  Title of Class of Securities:
                           ----------------------------
                           Common Stock

Item 2(e)                  CUSIP Number:
                           ------------

                                  297659-10-4

Item 3                     If these statements are filed pursuant to Rules
                           -----------------------------------------------
                           13-1(b) or 13d-2(b):
                           -------------------

                           Not applicable

Item 4                     Ownership
                           ---------

                           (a)    Amount Beneficially Owned*:  21,117,886.043
                                  shares

                           (b)    Percent of Class:  17.81%

                           (c)    Number of shares as to which such person has:


                                         (i)   sole power to vote or to direct
                                               the vote - 10,523,079.292  (1)


                                        (ii)   shared power to vote or to direct
                                               the vote -     10,594,806.751 (2)

                                       (iii)   sole power to dispose of or to
                                               direct the disposition of -
                                               10,523,079.292 (1)

                                        (iv)   shared power to dispose of or to
                                               direct the disposition of -
                                               10,594,806.751  (2)


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




*The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or B. C. Gottwald are the beneficial owners of 316,755 shares described in Items 4(c)(i) and (iii) or the shares described in Items 4(c)(ii) and (iv). See Item 6 below.

         (1) This amount includes 316,755 shares owned by a charitable foundation for which members of the Gottwald family serve as the sole directors. B. C. Gottwald and Floyd D. Gottwald disclaim any beneficial interest in any shares held in the foundation.

         (2) Includes 4,255,098 shares held by the adult sons of Floyd D. Gottwald, Jr. and 4,689,013.751 shares held by the adult sons of B. C. Gottwald who do not reside in their father's home. It does not include shares owned of record by NationsBank of Virginia, N.A., Richmond, Virginia, as Trustee under Ethyl Corporation's savings plan for its employees that are held for the benefit of employees other than the Gottwalds. Shares held by the Trustee under this plan for the benefit of the Gottwalds are included in Items (4)(c)(i) and (iii) above. Shares held under the savings plan are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the stockholders. Because the Gottwalds are executive officers, directors and the largest stockholders of Ethyl Corporation, they may be deemed to be control persons of Ethyl Corporation and to have the capacity to control any such recommendation of management.

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of
                  ------------------------------------------------
                  Another Person:
                  --------------

                  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 10,594,806.751 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Item 7            Identification and Classification of the Subsidiary Which
                  --------------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  --------------------------------------------------------------
                  Company:
                  -------

                  Not applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Floyd D. Gottwald, Jr. and B. C. Gottwald are brothers. This form is being filed on behalf of Floyd D.Gottwald, Jr. and B.
                  C. Gottwald because they could be deemed to be a group for purposes of Rule 13d-1(c) and this form even though there is no agreement among them with respect to the purchase, sale or retention of Ethyl Common Stock.


Item 9            Notice of Dissolution of Group:
                  ------------------------------
                  Not Applicable

Item 10           Certification:
                  -------------
                  Not Applicable



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



Signature
---------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997



                                                   /s/  Bruce C. Gottwald
                                                   ----------------------
                                                        Bruce C. Gottwald



                                                  /s/   Floyd D. Gottwald, Jr.
                                                  ----------------------------
                                                        Floyd D. Gottwald, Jr.





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